[redacted]

UNITEI
SECURITIES AND EX(
Washingto

08030419

PROCESSED
MAR 19 2008
THOMSON
FINANCIAL

OMB APPROVAL
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SEC FILE NUMBER
8-46909

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2007 (MM/DD/YY) AND ENDING 12-31-2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **TCAdvisors Network Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7103 South Revere Parkway
(No. and Street)

Centennial	**Colorado**	**80112**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David B. Runberg **(303) 705-6124**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BKD, LLP
(Name – *if individual, state last, first, middle name*)

1700 Lincoln Street, Suite 1400	**Denver**	**Colorado**	**80203**
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
FEB 28 2008
Washington, DC
101

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AB 3/13

SD 3/18/08

OATH OR AFFIRMATION

I, **David B. Runberg**____________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **TCAdvisors Network Inc.**____________________, as of **December 31,**__________, **2007**________, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

Chief Financial Officer

Title

Cynthia R. Sum 02/25/2008

Notary Public My commission expires 11/01/2011.

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Stockholder's Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TCAdvisors Network Inc.

Accountants' Report and Financial Statements

December 31, 2007

TCAdvisors Network Inc.

December 31, 2007

Contents

BKD LLP

Independent Accountants' Report

TCAdvisors Network Inc.
Centennial, Colorado

We have audited the accompanying statement of financial condition of TCAdvisors Network Inc. as of December 31, 2007, and the related statements of income, stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TCAdvisors Network Inc. as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

February 26, 2008

BKD, LLP

TCAdvisors Network Inc.

Statement of Financial Condition

December 31, 2007

Assets

Cash and cash equivalents	$	481,106
Restricted cash		27,552
Clearing agent deposit		100,000
Commissions and fees receivable (net of allowance for failed trades of $7,470)		384,195
Due from affiliates		22,285
Prepaid expenses		49,749
Furniture and equipment (net of accumulated depreciation of $48,693)		6,225
Total assets	$	1,071,112

Liabilities and Stockholder's Equity

Liabilities		
Accounts payable and other liabilities	$	1,894
Accrued expenses		101,582
Payable to broker/dealers		27,754
Total liabilities		131,230
Stockholder's Equity		
Common stock, $0.01 par value; authorized 1,100,000 shares; issued and outstanding 900,000 shares		9,000
Additional paid-in capital		658,378
Retained earnings		272,504
Total stockholder's equity		939,882
	$	1,071,112

TCAdvisors Network Inc.
Statement of Income
Year Ended December 31, 2007

Revenue	
Commission revenue	$ 1,108,385
Mutual fund revenue	969,954
Total revenue	2,078,339
Expenses	
Payroll and employee benefits	843,708
Occupancy and other	150,203
Professional services, fees and dues	258,210
Trading costs	145,850
Depreciation and amortization	8,446
Total expenses	1,406,417
Operating Income	671,922
Interest and Other Income	138,053
Net Income	$ 809,975

TCAdvisors Network Inc.
Statement of Stockholder's Equity
Year Ended December 31, 2007

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
Balance, January 1, 2007	$ 9,000	$ 658,378	$ 762,529	$ 1,429,907
Distributions to stockholder	—	—	(1,300,000)	(1,300,000)
Net income	—	—	809,975	809,975
Balance, December 31, 2007	$ 9,000	$ 658,378	$ 272,504	$ 939,882

TCAdvisors Network Inc.

Statement of Cash Flows

Year Ended December 31, 2007

Operating Activities		
Net income	$	809,975
Items not requiring cash		
Depreciation and amortization		8,446
Failed trade expense		19,086
Changes in		
Restricted cash		(1,175)
Accounts receivable		(39,243)
Due from affiliate		5,816
Prepaid expenses and other assets		(16,573)
Accounts payable and other liabilities		(6,259)
Accrued expenses		24,534
Payable to broker/dealers		(1,633)
Net cash provided by operating activities		802,974
Financing Activities		
Distributions to stockholder		(1,300,000)
Net cash used in financing activities		(1,300,000)
Decrease in Cash and Cash Equivalents		(497,026)
Cash and Cash Equivalents, Beginning of Year		978,132
Cash and Cash Equivalents, End of Year	$	481,106

TCAdvisors Network Inc.

Notes to Financial Statements

December 31, 2007

Note 1: Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

TCAdvisors Network Inc. (the "Company") is a broker/dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company is incorporated under the laws of the State of Colorado.

The Company shares common control with Gemisys Financial Services Corporation ("Gemisys"), TCA Financial Corporation ("TCA Financial"), and Trust Company of America ("Trust Company").

The Company operates two distinct lines of business. The first is as a fully disclosed broker/dealer, and as such, holds no customer funds or securities. All trades are transacted through clearing brokers. The second line of business is an online interactive auction for the secondary market of limited partnerships ("LPs") and non-publicly traded real estate investment trusts ("REITs"). The Company may hold customer funds or securities related to the transfer activities for this secondary market, though it did not hold such funds or securities as of December 31, 2007.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

The Company considers all liquid investments with original maturities of three months or less to be cash equivalents. At December 31, 2007, cash equivalents consisted primarily of money market accounts with brokers. At December 31, 2007, the Company's cash accounts exceeded federally insured limits by approximately $29,000.

Furniture and Equipment

Furniture and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful life of five years. During 2004, the Company began depreciating newly acquired equipment using the double-declining balance method.

Commission Revenue

Commission revenue and related expenses are recorded on a trade-date basis. Commission revenue related to the secondary marketing of LP and REIT interests is recorded on the date that the buyer and seller have contractually agreed to terms and the buyer deposits the purchase price into escrow.

Mutual Fund Revenue

The Company receives service and distribution fees ("12b-1 fees") from various mutual funds in which the Company's clients have invested. The Company recognizes income monthly as the fees are earned on average balances.

Income Taxes

The Company's stockholder has elected to have the Company's income taxed as an S corporation under provisions of the Internal Revenue Code and a similar section of the Colorado state income tax law. Therefore, taxable income or loss is reported to the individual stockholder for inclusion in the individual's respective tax returns and no provision for federal and state income taxes is included in these statements.

Stock Options

The Company has a stock-based compensation plan, which is described more fully in Note 6. Prior to 2006, the Company accounted for this plan under the recognition and measurement principles of APB Opinion No. 25, *Accounting for Stock Issued to Employees*, and related Interpretations under the minimum value method.

Effective January 1, 2006, the Company adopted the fair value recognition provisions of Statement of Financial Accounting Standards (SFAS) No. 123R, *Share-Based Payment*. The Company selected the prospective application. Accordingly, after January 1, 2006, the Company began expensing the fair value of stock options granted, modified or repurchased.

Note 2: Clearing Agent Deposits

The Company maintains a deposit account amounting to $100,000 with its clearing agent pursuant to a Clearing Agent Agreement. The clearing agent deposit has been included as an allowable asset for purposes of the Company's net capital calculation.

Note 3: Payable to Broker/Dealers

Amounts payable to broker/dealers at December 31, 2007, consist of $27,754 of commissions payable to unaffiliated broker/dealers. The Company clears certain of its proprietary and customer transactions through its clearing agent on a fully disclosed basis. There were no amounts due to or from the clearing agent at December 31, 2007.

Note 4: Related-Party Transactions

Pursuant to an expense allocation agreement between the Company and Trust Company, the Company's financial statements reflect the pro-rata allocation of costs incurred for occupancy costs, operations and administrative support, in addition to certain network services. The Company also shares the cost of officer salaries with Trust Company. The allocations are based on systematic methodologies that consider the number of employees and usage factors. During 2007 the Company incurred $78,012 of expenses under this agreement with Trust Company.

At December 31, 2007, the Company had a receivable of $22,285 from Trust Company, and outstanding payables of $143 to TCA Financial.

Note 5: Net Capital Requirements

The Company is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn, or cash dividends paid, if the resulting net capital ratio would exceed 10 to 1. At December 31, 2007, the Company had net capital of $469,898 which was $219,898 in excess of its required net capital of $250,000. The Company's net capital ratio was 0.28 to 1 at December 31, 2007, respectively.

The Company had no customers' fully paid or excess margin securities at December 31, 2007, which were not in the Company's possession or control as specified under Rule 15c3-3 of the Exchange Act.

Note 6: Stock Options

The Company's Stock Option Plan (the Plan), which is shareholder approved, permits the grant of stock options to eligible officers, consultants and directors of the Company for up to 150,000 shares of common stock. The Company believes that such awards better align the interests of its officers, consultants and directors with those of its stockholder. Option awards are generally granted with an exercise price equal to the fair value of the Company's stock, as determined in good faith by the Company's board of directors at the date of grant; those option awards generally vest based on four years of continuous service and have ten-year contractual terms.

The fair value of each option award is estimated on the date of grant using a closed-form option valuation model that uses the assumptions noted in the following table. Expected volatility is based on historical volatility of the Company's stock and other factors. The Company uses historical data to estimate option exercise and employee termination within the valuation model. The expected term of options granted represents the period of time that options granted are expected to be outstanding. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

Expected volatility	11.01% - 11.29%
Weighted-average volatility	11.18%
Expected dividends	0%
Expected term (in years)	7 years
Risk-free rate	2.60% - 4.94%

A summary of option activity under the Plan as of December 31, 2007, and changes during the year then ended, is presented below:

	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term
Outstanding, beginning of year	123,500	$ 2.81	
Granted	5,000	2.29	
Exercised	—	—	
Forfeited or expired	(15,000)	3.52	
Outstanding, end of year	113,500	$ 2.69	5.83 years
Exercisable, end of year	78,188	$ 2.78	4.85 years

The weighted-average grant-date fair value of options granted during 2007 was $.68 per share. There were no stock options exercised during 2007.

As of December 31, 2007, there was $7,201 of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the Plan. That cost is expected to be recognized over a weighted-average period of 2.7 years. The total fair value of shares vested during the year ended December 31, 2007, was $14,555.

Note 7: Regulatory Matters

The Company has established a special reserve bank account for the exclusive benefit of its customers (the "Reserve Bank Account") with an independent third-party bank and deposited funds in excess of its requirement for customer reserve balances pursuant to Rule 15c3-3 of the Exchange

Act. The Company also computes on a monthly basis the amount of required deposits to be maintained in the Reserve Bank Account as required by Rule 15c3-3. At December 31, 2007, cash of $27,552 had been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission.

The Company entered into an escrow agreement with an unaffiliated trust company that was in effect throughout 2007. The unaffiliated trust company establishes and maintains a segregated escrow account for the exclusive benefit of customers of the Company, receives and processes completed buyer and seller paperwork, and effects transfer of ownership for LPs and REITs related to the Company's online interactive auction business. Transactions effected through the unaffiliated trust company are not included as payables to customers and do not require deposits to be made into the Company's Reserve Bank Account pursuant to Rule 15c3-3.

Note 8: Commitments and Contingencies

General Litigation

The Company is subject to claims and lawsuits that arise primarily in the ordinary course of business. It is the opinion of management that the disposition or ultimate resolution of such claims and lawsuits will not have a material adverse effect on the financial position, results of operations and cash flows of the Company.

Supplemental Schedules

BKD LLP

Independent Accountants' Report on Supplemental Schedules

TCAdvisors Network Inc.
Centennial, Colorado

We have audited the accompanying financial statements of TCAdvisors Network Inc. as of and for the year ended December 31, 2007, and have issued our report thereon dated February 26, 2008. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 26, 2008

BKD, LLP

Wells Fargo Center 1700 Lincoln Street, Suite 1400 Denver, CO 80203-4514
303 861-4545 Fax 303 832-5705

TCAdvisors Network Inc.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2007

Aggregate Indebtedness	$ 131,230
Minimum Net Capital Required, Greater of 6-2/3% of Aggregate Indebtedness or $250,000 Minimum	$ 250,000
Stockholder's Equity	$ 939,882
Non-allowable Assets	
Accounts receivable	384,195
Due from affiliates	22,285
Prepaid expenses	49,749
Furniture and equipment	6,225
Total non-allowable assets	462,454
Haircut on Investment	7,530
Net Capital	$ 469,898
Capital in Excess of Requirement	$ 219,898
Ratio of Aggregate Indebtedness to Net Capital	0.28 : 1

No material differences exist between the above Net Capital calculation and the corresponding information included in the Company's unaudited X-17A-5 Part II filing as of December 31, 2007. Therefore, no reconciliation of the two computations is deemed necessary.

TCAdvisors Network Inc.

Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2007

Credit balances: Free credit balances and other credit balances in customers' security accounts	—
Excess of total credits over total debits required to be on deposit in the reserve bank account	—
Required deposit	None

No material differences exist between the above customer reserve calculation and the corresponding information included in the Company's unaudited Form X-17A-5 Part II filing as of December 31, 2007. Therefore, no reconciliation of the two computations is deemed necessary.

TCAdvisors Network Inc.

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission As of December 31, 2007

1. Customers' fully paid and excess margin securities not in the Company's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3).	—
A. Number of items	—
2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	—
A. Number of items	—

No material differences exist between the above information relating to possession or control requirements and the information included in the Company's unaudited Form X-17A-5 Part II filing, as of December 31, 2007. Therefore, no reconciliation of the information is deemed necessary.

BKD LLP

Independent Accountants' Report on Internal Controls

Board of Directors
TCAdvisors Network Inc.
Centennial, Colorado

In planning and performing our audit of the financial statements and supplemental schedules of TCAdvisors Network Inc. (the Company), as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the

Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Denver, Colorado

BKD, LLP

February 26, 2008

END